SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------

                            THE RAYMOND CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               BT INDUSTRIES AB
                        LIFT ACQUISITION COMPANY, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.50 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                                  0007546881
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            CARL-ERIK RIDDERSTRALE
                               BT INDUSTRIES AB
                                SVARVARGATAN 8
                                   SE-595 81
                                MJOLBY, SWEDEN


          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                           MAUREEN S. BRUNDAGE, ESQ.
                                 WHITE & CASE
                          1155 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK  10036
                                (212) 819-8200

                                 JULY 22, 1997
                (DATE OF EVENT WHICH REQUIRES FILING STATEMENT
                               ON SCHEDULE 13D)

*Constituting the final amendment to Schedule 14D-1.

                         14D-1 AND 13D
 CUSIP NO. 0007546881                        Page 2 of 6 Pages



 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      BT INDUSTRIES AB


 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (A) [ ]
      (SEE INSTRUCTIONS)                                 (B) [ ]

 3.   SEC USE ONLY


 4.   SOURCES OF FUNDS (SEE INSTRUCTIONS) WC, BK


 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F).           [_]


 6.   CITIZENSHIP OR PLACE OR ORGANIZATION
      SWEDEN

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                            10,467,686.115


 8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)                  [_]


 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

      APPROXIMATELY 97.5% OF THE SHARES ISSUED AND
      OUTSTANDING AS OF JULY 22, 1997*

 10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO


                       *SEE FOOTNOTE ON FOLLOWING PAGE.





                         14D-1 AND 13D
 CUSIP NO. 0007546881                        Page 2 of 6 Pages



 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      LIFT ACQUISITION COMPANY, INC.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (A) [ ]
      (SEE INSTRUCTIONS)                                 (B) [ ]

 3.   SEC USE ONLY


 4.   SOURCES OF FUNDS (SEE INSTRUCTIONS) WC, BK, AF


 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F).           [_]

 6.   CITIZENSHIP OR PLACE OR ORGANIZATION
      NEW YORK


 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                            10,467,686.115


 8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)                  [_]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

      APPROXIMATELY 97.5% OF THE SHARES ISSUED AND
      OUTSTANDING AS OF JULY 22, 1997*


 10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO


                       *SEE FOOTNOTE ON FOLLOWING PAGE.

* As of July 22, 1997, there were (a) 10,738,604 Shares (as defined herein) issued and outstanding, and (b) outstanding stock options to purchase an aggregate of 148,586 Shares. Parent (as defined herein) owns 100% of Purchaser (as defined herein), and Purchaser owns approximately 97.5% of the issued and outstanding Shares (approximately 96.2% on a fully diluted basis). Pursuant to the Agreement and Plan of Merger dated June 16, 1997 by and among Parent, Purchaser and the Company (as defined herein), the outstanding stock options to purchase an aggregate of 148,586 Shares will be cancelled immediately before the merger of Purchaser with and into the Company, and each holder thereof, in cancellation and settlement therefor, shall be entitled to payments in cash equal to the difference between the exercise price of such options and $33.00. Any Shares not purchased in the Offer will be cancelled and become the right to receive $33.00 per Share when the merger of Purchaser with and into the Company is completed.

This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") which relates to the offer by Lift Acquisition Company, Inc., a New York corporation (the "Purchaser") and an indirect wholly-owned subsidiary of BT Industries AB, a corporation organized under the laws of Sweden (the "Parent"), to purchase all outstanding shares of Common Stock, par value $1.50 per share (the "Shares"), of The Raymond Corporation, a New York corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). This Amendment No. 1, which constitutes the final amendment to the
Schedule 14D-1, also constitutes a Statement on Schedule 13D of the Offeror and the Parent with respect to the Shares beneficially owned by the Offeror and the Parent.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 is hereby amended and supplemented by adding thereto the following:

On July 22, 1997, the Offeror accepted for payment a total of 10,467,686.115 Shares. Any Shares not purchased in the Offer will be cancelled and will become the right to receive $33.00 per Share when the merger of the Purchaser with and into the Company is completed.

ITEM 10. ADDITIONAL INFORMATION

Item 10 is hereby amended and supplemented by adding thereto the following:

The Offer terminated at 12:00 midnight, New York City time, on Friday, July 18, 1997.
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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 1997

                        BT INDUSTRIES AB


                        By: /s/ CARL-ERIK RIDDERSTRALE
                            NAME:  Carl-Erik Ridderstrale
                            TITLE: Chief Executive Officer


                        By: /s/ PER ZAUNDERS
                            NAME:  Per Zaunders
                            TITLE: Chief Financial Officer


                        LIFT ACQUISITION COMPANY, INC.


                        By: /s/ CARL-ERIK RIDDERSTRALE
                            NAME:  Carl-Erik Ridderstrale
                            TITLE: President

                                 EXHIBIT INDEX
EXHIBIT

(a)(9)  Press release issued by the Parent on July 21, 1997
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